Exhibit 12.1

Hersha Hospitality Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(dollars in thousands)

		Year Ended December 31,
		2013	2012	2011	2010	2009
Earnings
Pre-tax (loss) income from continuing operations before income (loss) from equity investees		$16,988	$6,267	$(1,190)	$(12,612)	$(33,074)
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness		39,984	37,295	33,447	32,167	32,403
Distributed income of equity investees		568	1,387	132	-	400
		$57,540	$44,949	$32,389	$19,555	$(271)

Combined Fixed Charges and Preferred Share Dividends
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness		39,984	37,295	33,447	32,167	32,403
Interest capitalized		1,320	1,542	1,372	46	10
Preferred share distributions		14,611	14,000	10,499	4,800	4,800
		$55,915	$52,837	$45,318	$37,013	$37,213

Ratio of earnings to combined fixed charges and preferred share dividends		1.03	*	*	*	*

For the years ended December 31, 2012, 2011, 2010, and 2009, combined fixed charges and preferred share dividends exceeded earnings. The following table notes the amounts by which combined fixed charges and preferred share dividends exceeded earnings:

		Year Ended December 31,

		2013	2012	2011	2010	2009
Combined fixed charged and preferred share dividends in excess of earnings	$	N/A	$7,888	$12,929	$17,458	$37,484